Exhibit 99.1

UNIFIRST CORPORATION

AMENDMENT NO. 2 TO

AMENDED AND RESTATED

2010 STOCK OPTION AND INCENTIVE PLAN

In accordance with the provisions of the UniFirst Corporation Amended and Restated 2010 Stock Option and Incentive Plan (the “Plan”), the Plan is hereby amended as follows:

1.	Section 2(c) is hereby amended and restated as follows:

“Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to the Chief Executive Officer of the Company all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act. Any such delegation by the Administrator shall include a limitation as to the amount of Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria, each as applicable. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.”

2.	Except as modified herein, the Plan is not modified in any respect and remains in full force and effect.

Approved by the Board of Directors: January 8, 2019